

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2023

Sun Lei
Chief Executive Officer
JX Luxventure Ltd.
Bin Hai Da Dao No. 270
Lang Qin Wan Guo Ji Du Jia Cun Zong He Lou
Xiu Ying District
Haikou City, Hainan Province 570100
People's Republic of China

> **Re: JX Luxventure Ltd**
> **Form 20-F for Fiscal Year Ended December 31, 2022**
> **Filed May 12, 2023**
> **File No.001-35715**

Dear Sun Lei:

We have reviewed your August 31, 2023 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 17, 2023 letter.

Amendment No. 2 to Form 20-F for Fiscal Year Ended December 31, 2022

Item 3. Key Information, page 1

1. We note your response to comment 2 and reissue in part. Please revise your disclosure to clearly acknowledge that Chinese regulatory authorities could disallow the holding company structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of your securities to significantly decline or become worthless.

2. We note your response to comment 4 and reissue in part. Please revise your cash flows disclosure here to provide cross-references to the consolidated financial statements.

Additionally, please also include the <u>entirety</u> of your Item 3 disclosure regarding transfers of cash throughout your organization in Item 5. Operating and Financial Review and Prospects.

3. We note your response to comment 5 and reissue. Please amend your disclosure here and in the summary risk factors and risk factors sections to clearly state that, to the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you and your subsidiaries by the PRC government to transfer cash or assets. Please also include this disclosure in Item 5. Operating and Financial Review and Prospects.

4. We note your response to comment 7 and reissue. Please revise to provide a summary of risk factors and disclose the risks that your corporate structure and being based in or having the majority of the company's operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with specific cross-references (title and page) to the more detailed discussion of these risks in the annual report. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

5. We note your response to comment 8 and reissue in part. In this regard, we note your representation that you "have obtained all material licenses and permits." The disclosure here should not be qualified by materiality. Please make appropriate revisions to your disclosure. Additionally, to the extent you did not rely on an opinion of counsel regarding your conclusions in this section (PRC Government Permissions and Approvals), state that is the case and explain why such an opinion was not obtained.

A. Operating Results
Comparison of Fiscal Years Ended December 31, 2022, 2021, and 2020
Administrative expenses, page 73

6. We note your response to comment 10. Based on your revised disclosure, it appears stock was issued in lieu of cash due to your desire to conserve cash. Based on the financial information provided for the six-month period ended June 30, 2023 as compared to the six-month period ended June 30, 2022 furnished on Form 6-K filed August 16, 2023, we note no similar level of cash compensation. Please tell us specifically to what this

compensation relates, how the valuation was determined, and why there is no similar cash expense in the latest interim period.

Item 5. Financial Review and Prospects
Critical Accounting Policies
Revenue Recognition
Revenue from selling of airline-ticket, page 79

7.   We note your response to comment 11 and the added disclosure with regard to the selling of airline tickets. Please tell us in your response the portion of revenue earned from airline tickets during fiscal 2022 that resulted from specific requests by airline ticket agencies, the portion of revenue earned by you for tickets purchased based on your judgment of potential trends, not in response to any specific request, and revenue recorded from sales of tourism packages. As a related matter, please tell us the consideration given to disclosing this information in the notes to your financial statements as further disaggregation of revenue. Refer to the guidance in paragraphs B87-89 of IFRS 15.

8.   Please tell us in your response whether you decide when and how to resell all the tickets, or whether your contracts, once accepted by airline ticket agencies, contain specific passenger information and sales instructions.

9.   We note that one airline ticket agency, Customer A, accounted for 93% of your revenue. Please tell us in your response the specific cost of sales related to Customer A.

10. Please tell us in your response how your return and/or replacement guarantees differ from that of the actual airlines providing the travel service. Include in your response, for each period an income statement is presented, your provision for losses related to these guarantees and actual losses recognized.

11. We note your response to comment 11. Based on your response and disclosure, it appears you have two models of sales for airline tickets: (A) those in which end consumers first place orders for tickets with the travel agencies and (B) those in which you buy tickets in advance of end consumers placing orders for tickets.

     With regard to "A," you state that travel agencies "receive demands from" end consumers and then solicit bids to meet that demand from suppliers such as you. Please tell us whether the bid solicitation is at a fixed price set by the travel agency (e.g., is a supplier willing to sell us, the travel agency, X ticket for $Y price) or at an unstated price by the travel agency (e.g., we, the travel agency, need X ticket and we will buy it from the best bidder's price). If the latter, please tell us how the travel agencies price such tickets for end consumers ahead of purchase absent priced ticket inventory (because it has to be put out for bid). Please also clarify for us what the term "receives the demands" means. Please tell us whether your travel agency customers also buy tickets directly from airlines and, if they do, why and under what circumstances they chose to purchase from you rather than directly from the airlines. Please also tell us whether it is typical for travel agencies in China to purchase airline tickets through an intermediary such as yourself rather than directly from the airlines. Finally, with regard to "A," tell us the nature of the ticket information your travel agency customers have access to prior to bid solicitation (for example, whether the travel agencies have schedules, availability, pricing, etc.).

With regard to "B," please tell us to whom tickets are sold (e.g., travel agencies or directly to end consumers). Please also tell us how you market "B" tickets. You state you use your judgment of the potential trend of certain airlines within a certain period in determining ticket inventory to procure. Please explain to us why your procurement is based on trends of airlines rather than expected demand from end consumers. Please also provide us more context to understand the considerations you make when deciding which tickets to purchase.

Because of the differences between models "A" and "B" for airline tickets, please provide us with another response that addresses each of the control and principal/agent factors included in IFRS 15.32-33, 15.38, and 15B34 to B38 and your resulting gross versus net conclusion <u>on a separate basis</u> for (1) tourism packages, (2) model "A" tickets, and (3) model "B" tickets.

Finally, please also tell us the <u>average</u> ownership period of inventory prior to resale for each of these three categories separately.

Revenue from the sale of Tourism Package, page 79

12.   We note your response to comment 11. You added disclosure regarding reselling airline tickets, but not regarding the sale of tourism packages as requested in our previous comment 11. Please provide us fulsome analysis of why recording revenue on a gross basis as principal is appropriate under IFRS 15.B34 to B38 and related paragraphs. Include an in-depth discussion of your process of procurement and marketing for sale of these tourism packages, including from whom you purchase them, to whom you sell them, how long you own tickets related to the tourism packages before selling them, and how you determine what to include in these tourism packages.

7. Segment Reporting, page F-27

13.   We note your response to comment 12. You have identified your reportable segments for fiscal 2022 as Tourism Products, Technology, and Cross-Boarder Merchandise. Please revise your tabular presentation of your balance sheet information in this footnote to conform to your reportable segment categories so that balance sheet amounts are disclosed for each reportable segment.

Notes to Financial Statements
32.Share Capital and Share Premium, page F-42

14.   Your response to comment 20 states that all share figures have been adjusted for the 1:10

reverse split. However, we note the table on page F-42 appears to show the common stock into which the preferred shares will convert to common shares at pre-split levels. Please review your entire document to ensure all share and per share figures accurately reflect the reverse split. If you determine that disclosure regarding pre-reverse split information is necessary for a clear understanding of a transaction, consider providing that information parenthetically directly after disclosure of the revised figures.

General

15. For all comments issued, please provide the information requested within the text of your response letter. To the extent an amendment is required, our comments will specifically request an amended filing. Absent such specific request, please note you may comply with revised disclosure requests in future filings.

Please contact Amy Geddes at 202-551-3304 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at 202-551-6022 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services